August 23, 2022
VIA EDGAR
Kathleen Collins Joyce Sweeney Division of Corporation Finance Office of Technology United States Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Skillz Inc. Form 10-K for the Year Ended December 31, 2021 Filed March 1, 2022 Form 10-Q For the Quarterly Period Ended March 31, 2022 Filed May 6, 2022 Form 8-K Furnished May 4, 2022 File No. 001-39243
Dear Ms. Collins and Ms. Sweeney:

Our firm represents Skillz Inc., a Delaware corporation (the “Company”). On behalf the Company, reference is made to the letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated August 11, 2022 containing comments on the above referenced filings (the “Comment Letter”). As raised with Joyce Sweeney, the Company requests an extension of the time period for the Company to provide a written response to the Commission until September 1, 2022. Thank you in advance for this courtesy.
Please contact the undersigned at 312-558-5979 should you require any additional information regarding this matter.
Sincerely,

/s/ Steven J. Gavin

Steven J. Gavin
Winston & Strawn LLP
cc: Natalie Wilmore